NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION (IN WHOLE OR IN PART), DIRECTLY OR INDIRECTLY, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

FOR IMMEDIATE RELEASE

22 November 2013

RECOMMENDED OFFER

BY

GENERAL SALES AND LEASING, INC.

FOR

XENETIC BIOSCIENCES PLC

to be effected by means of a Scheme of Arrangement

under Part 26 of the Companies Act 2006

SCHEME DOCUMENT POSTED TO SHAREHOLDERS (AND OTHER MATTERS)

Further to the announcement on 12 November 2013 of the firm intention of General Sales and Leasing, Inc. (“GSL”) to make an offer for the entire issued and to be issued ordinary share capital of Xenetic Biosciences plc (“Xenetic”) ("the Company"), to be effected by means of a scheme of arrangement under Part 26 of the Companies Act, Xenetic is pleased to confirm it yesterday posted the Scheme document to its shareholders (and, for information only, to holders of options and warrants). For convenience, the text of the Scheme Document incorporates the Equivalent Document published by GSL.

The Scheme Document contains a notice to Shareholders convening the Court Meeting and the General Meeting of the Company to be held at the offices of Pinsent Masons LLP, 30 Crown Place, London, EC2A 4ES, United Kingdom at 10.00 a.m. and at 10.30 a.m. Greenwich Mean Time respectively on 17 December 2013 for the purpose of considering and, if thought fit, passing resolutions necessary to effect the Scheme and other matters set out in the notices of the relevant meetings.

A copy of the Scheme Document is available on the Company's website:

www.xeneticbio.com/investorrelations

Access to information relating to the Scheme within the Company’s website may be restricted under securities laws in certain jurisdictions. Persons seeking to access the information contained within the website are required to confirm certain matters (including that such persons are not resident in such a jurisdiction), before access to the information in this area of the website can be enabled.

Cancellation of trading in Xenetic Shares on AIM

Reflecting the Company’s strategic objective of migrating its operations and quoted company status to the United States, application has been made in accordance with AIM Rule 41 to the London Stock Exchange to cancel the admission to trading on AIM of Xenetic Shares. Cancellation is conditional upon the Scheme (and therefore the Acquisition) having become effective. This announcement provides Xenetic Shareholders with due notice of the intended suspension from trading on AIM, which is expected to take place at 7.30 a.m. on 23 January 2014, and of the intended cancellation of admission to trading on AIM, which is expected to take place at 7.00 a.m. on 24 January 2014. Accordingly the last day of dealings in, and for registration of transfers of, Xenetic Shares is presently anticipated to be 22 January 2014. The result of the Court Hearing will be announced on 23 January 2014. No transfers of Xenetic Shares will be registered after market close on 22 January 2014.

The GSL Consideration Shares which, subject to the terms and completion of the Acquisition will be received by Xenetic Shareholders, will be capable of being traded via the two OTC BB and QB facilities in the United States.

Funding outlook

In the announcement of its interim report and unaudited condensed financial statements for the six months ended 30 June 2013 released on 30 September 2013, the Company stated:

“… new capital is planned to be raised in the last quarter of 2013 (whether or not the US listing process has been concluded by that time) and in the second or third quarter of 2014, to fund planned activities through September 2014.”

As at 20 November 2013, being the nearest practicable date prior to the publication of the Scheme Document, the Group had cash reserves of approximately £3.3 million. As indicated in the interim report, due to the increase in operating costs arising from expenditures such as the stepping-up of the US transition process and the Australian PSA-EPO clinical trials, the monthly capital expenditure rate has risen from an historical rate of circa £250,000 to circa £450,000 per calendar month over the quarter ended June 2013; further increases are expected in the upcoming two quarters partly as a consequence of planned completion of the US transition but also to the expected roll-out of the PSA-EPO clinical trial.

This position is in line with the long-term strategy of the Group. It has not proven practicable to raise capital in the last quarter of 2013 given the Company's preparation for the Scheme. New capital is planned to be raised in the first half of 2014, to fund planned activities through September 2014. Further announcements will be made by Xenetic (or GSL as the case may be) in due course.

Shareholder conference call

A conference call with the executive management team of Xenetic will be held on Tuesday, 26 November 2013 at 11 am (GMT). Shareholders wishing to attend the call should dial 0800 3068 0649 from the UK or +44 20 3059 8125 from other locations. Shareholders will then be asked to give the Participant password ‘Sciences’ to the operator in order to gain access to the call. To facilitate the answering of questions in an efficient manner, Shareholders are invited to submit their questions in advance of the call by email to xenetic@londonbridgecapital.com. No new information will be provided which is not included in the Scheme Document; the call is being convened solely to provide additional clarity to Xenetic shareholders.

Expected timetable of principle events

Event	Time and/or date
Shareholder conference call	11.00 a.m. on 26 November 2013
Voting Record Time for Court Meeting and General Meeting	6.00 p.m. on 13 December 2013
Latest time for lodging Forms of Proxy for the Court and General Meetings	10.00 a.m. / 10.30 a.m. on 15 December 2013
Court Meeting	10.00 am on 17 December 2013
General Meeting	10.30 am on 17 December 2013
Last day of dealings in, and for registration of transfers of, Xenetic Shares	22 January 2014
Scheme Record Time	6.00 p.m. on 22 January 2014
Suspension of Xenetic Shares from admission to trading on AIM	7.30 a.m. on 23 January 2014

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Court Hearing (Sanction of Scheme and Reduction of Capital)	23 January 2014
Effective Date of the Scheme	23 January 2014
Cancellation of admission of Xenetic Shares to trading on AIM	7.00 a.m. on 24 January 2014
Quotation of GSL Consideration Shares on OTCBB and OTCQB becomes effective	27 January 2014

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in the Scheme Document.

Enquiries:

General Sales and Leasing, Inc. +1 702 312 6255

Ari L. Nagler (President and CEO)

Kyleen Cane, Cane Clark LLP (US counsel to GSL)

Xenetic Biosciences plc +44 (0)20 3021 1500

Colin Hill (Chief Financial Officer)

London Bridge Capital Limited +44 (0)7912 201639

(Financial adviser to Xenetic)

Adam Hart

N+1 Singer +44 (0)20 7496 3000

(Nominated Adviser & Broker to Xenetic)

Aubrey Powell

Jenny Wyllie

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Further information

This announcement is for information only and is not intended to and does not constitute, or form part of, any offer to sell or invitation to purchase or subscribe for any securities, or any solicitation of any vote or approval in any jurisdiction pursuant to the Offer or otherwise.  The Acquisition will be effected solely through the Scheme Document, the Equivalent Document and the Forms of Proxy, which together will contain the full details and terms and conditions of the Scheme, including the details of how to approve the Scheme. The Equivalent Document in relation to the GSL Consideration Shares, for which GSL is responsible, will be published by GSL on or about the date on which the Scheme Document is posted and will contain information about GSL and the GSL Consideration Shares. The text of the Equivalent Document will, for convenience only, be replicated in the Scheme Document.

Any decision regarding the Scheme should be made only on the basis of information referred to in the Scheme Document and Equivalent Document which are intended to be dispatched as soon as practicable to Xenetic Shareholders, persons with information rights and, for information only, to participants in the Xenetic share incentive schemes and other option holders and warrant holders.

Please be aware that addresses, electronic addresses and certain other information provided by Xenetic Shareholders, persons with information rights and other relevant persons in connection with the receipt of communications from Xenetic may be provided to GSL during the Offer Period as required under Section 4 of Appendix 4 to the City Code.

London Bridge Capital Limited, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Xenetic as its financial adviser and no one else in connection with the Acquisition and will not be responsible to anyone other than Xenetic for providing the protections afforded to clients of London Bridge Capital Limited nor for providing advice in connection with the Acquisition or the content of, or any other matter or arrangement described or referred to in, this document. Neither London Bridge Capital Limited nor any of its directors, officers, subsidiaries or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of London Bridge Capital Limited in connection with the Acquisition or any other matter referred to in this document, any statement contained herein or otherwise.

N+1 Singer, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Xenetic as its nominated adviser and broker and no one else in connection with the Acquisition and will not be responsible to anyone other than Xenetic for providing the protections afforded to clients of N+1 Singer nor for providing advice in connection with the Acquisition or the content of, or any other matter or arrangement described or referred to in, this document. Neither N+1 Singer nor any of their respective directors, officers, subsidiaries or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of N+1 Singer in connection with the Acquisition or any other matter referred to in this document, any statement contained herein or otherwise.

This announcement has been prepared for the purposes of complying with English law and the information disclosed may be different from that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside England and Wales. Overseas Shareholders should consult their own legal and tax advisers with regard to the legal and tax consequences of the Scheme and the Acquisition on their particular circumstances.

The release, publication or distribution of this announcement in jurisdictions other than the United Kingdom and the availability of any offer to shareholders in Xenetic who are not resident in the United Kingdom may be affected by the laws or regulations of any such jurisdictions.  Accordingly, any persons who are subject to the laws or regulations of any jurisdiction other than the United Kingdom should inform themselves of, and observe, any applicable requirements.

Publication on website

A copy of this announcement is, and will be available, free of charge for inspection on Xenetic's website at www.xeneticbio.com/investorrelations during the course of the Acquisition but should not be forwarded or transmitted in or into or from any Overseas Jurisdiction.

For the avoidance of doubt, the content of the website referred to above is not incorporated into and does not form part of this announcement.

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